July 18, 2006

Wilson Cheung
President
Super Luck, Inc.
Room 1901-2, Lucky Building
39 Wellington Street, Central
Hong Kong

**Re: Super Luck, Inc.
        Amendment No. 1 to
        Registration Statement on Form SB-2
        Filed June 30, 2006
        Registration No. 333-134008**

Dear Mr. Cheung:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please revise to begin the pagination with the summary page.

Cover Page

2.   We note your reference in the fifth sentence in the first paragraph to "This portion of the offering…." Please clarify what you mean by "this portion." Further, we note that the offering will terminate upon the earlier of "the date we elect to terminate the offering" or two other events. Please revise to disclose how you will inform investors of the

termination date and whether there is any minimum amount of time that you will keep the offering open.

Summary

Use of Proceeds

3.   We note your disclosure that you "will receive proceeds of $100,000 from the sale of the common stock." Please revise to disclose that this assumes that you raise 100% of the offering proceeds. Further, please revise to disclose that if you raise 30% of the offering proceeds, or $30,000, all proceeds will be used to pay offering expenses.

Risk Factors, page 1

4.   We note that a few of your risk factors on page 3 disclose that the risk presented "could have an adverse impact on our business and profitability." In light of the fact that you are a start up business and are not currently profitable, please revise to remove references to profitability and instead revise to discuss the nature of the adverse impact.

5.   We note from your disclosure that if you sell less than 30% of the shares offered all of the proceeds will be used to pay for offering expenses. Please add a risk factor addressing this risk. In this connection, we note the risk factor on page 2 states that you "will need to have a minimum of approximately $10,000 which is 10% of this offering," for short term cash needs. Please revise to disclose that in order to have funds available for these short term cash needs you will need to raise $40,000 which is 40% of this offering.

Because of our accumulated deficit and lack of revenue, our auditor has raised substantial doubt about our ability to continue our business. We need to continue as a going concern if our business is to achieve profitability, page 2

6.   Please revise the discussion in the second paragraph under this heading to explain that certain of your planned methods for raising additional financing for your business may result in dilution to investors.

Security Ownership of Certain Beneficial Owners and Management, page 13

7.   We note that Wai Wai Cheung has been added as a beneficial owner as of January 15, 2006, but her equity investment has not been reflected on the balance sheet as of February 28 or May 31, 2006. Please revise as necessary.

Certain Relationships and Related Transactions, page 15

8.   We have reviewed you new disclosure in response to our prior comment number 38; however, although it may be likely that the sale of securities by your *current* shareholder (Mr. Cheung) to an acquisition candidate would be at a price that is substantially more than the per share price originally paid by Mr. Cheung ($.001), we do not understand why such price would necessarily be more than the price paid in *this* offering. Since Mr. Cheung will be the sole decision-maker regarding any such sale, and he would make a profit from any sale over his book value, we do not agree that it is more likely than not that he will insist that the purchase price be more than $.50 per share, rather than the $.001 paid by Mr. Cheung. Please revise to remove this conclusion from your disclosure or tell us why you believe that it is appropriate.

Financial Statements, page 30

9.   Please update your financial statements in accordance with Item 310(g) of Regulation S-B.

Form 10-QSB for the quarter ended May 31, 2006

Statement of Cash Flows, page 7

10.   Please amend the statement of cash flows for the six months ended May 31, 2006 to reflect the correct amount of net loss, change in accrued audit fee and beginning cash and cash equivalents.

Part II

Item 28. Undertakings, page 52

11.   We have reviewed the new undertakings you included in response to our prior comment number 64; however, it appears that you have included undertakings from Regulation S-K, which is not applicable to your offering. Please revise to provide the proper undertakings from Item 512 of Regulation S-B.

Exhibits

12.   We note that you have filed a new form of legal opinion which refers only to Amendment No. 1 to your registration statement. Please be advised that if you file further amendments to your registration statement, you must also file a new legal opinion referring to the most recent amendment to the registration statement.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Beshears (202) 551-3429 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus, Attorney-Advisor, at (202) 551-3412, or me at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: Gary S. Joiner, Esq. (*via facsimile*)
        Frascona, Joiner, Goodman & Greenstein, P.C.